EX-FILING FEES
Calculation of Filing Fee Table

Schedule TO
(Form Type)

Priority Income Fund, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be paid	$14,466,255.66(1)	$153.10	$2,214.78(2)
Fees Previously Paid	N/A		—
Total Transaction Valuation	$14,466,255.66
Total Fees Due for Filing			$2,214.78
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$2,214.78

(1) On March 21, 2025, the Registrant offered to purchase up to 1,516,379 shares of its common stock at a price equal to the net asset value per share as of April 30, 2025. For purposes of estimating the transaction valuation, we utilized the net asset value per share of $9.54 as of February 28, 2025.
(2) Calculated as 100% of the Transaction Valuation.